SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AUG TRAFFIC GROWS 4% TO 9.4m CUSTOMERS
LOAD FACTOR RISES 4% POINTS TO 93%

Ryanair, Europe's favourite low fares airline, today (3 Sept) released August traffic statistics as follows:

• Traffic grew by 400,000 to 9.4m customers (up 4%)

• Load factor increased 4% points from 89% to 93%

• Rolling annual traffic rose to a record 83.4m customers (up 4%).

	Aug 13	Aug 14	Change
Customers	9.0m	9.4m	+4%
Load Factor	89%	93%	+4%

Ryanair's Chief Marketing Officer, Kenny Jacobs said

  "Ryanair traffic grew by 400,000 to a record 9.4m customers in August, thanks to our lower fares and our improving customer experience, including our great new website and mobile app, allocated seating, a free 2nd small carry-on bag and PED use on all flights. The launch of our new family and business products have been extremely successful and have contributed significantly to these highest ever load factors in Ryanair's history."

Editor's note: Ryanair's 9.4m passengers in August is almost as many as Aer Lingus's total passengers carried (9.6m) in the full year 2013.

ENDS

For further information
please contact:         Robin Kiely                             Joe Carmody
                                    Ryanair Ltd                             Edelman Ireland
                                    Tel: +353-1-9451212            Tel: +353-1-6789333
                                    press@ryanair.com               ryanair@edelman.com
                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 September, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary